Exhibit 99.1

ASX Announcement

17 November 2017

Results of Annual General Meeting

The results of Prima BioMed Limited (ASX:PRR) Annual General Meeting held earlier today are set out in the attached document.

All resolutions were passed on a show of hands.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Prima BioMed Ltd

AGM

Friday, 17 November 2017

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. Non-binding resolution to adopt Remuneration	Ordinary	329,042,324	11,958,840	13,914,225	8,666,212	N/A			Carried
		92.71%	3.37%	3.92%
2. Re-election of Director - Mr Pete Meyers	Ordinary	423,434,247	5,424,219	18,732,302	1,872,380	N/A			Carried
		94.60%	1.21%	4.19%
3. Re-election of Director - Mr Grant Chamberlain	Ordinary	423,255,396	5,435,199	18,716,173	2,056,380	N/A			Carried
		94.60%	1.21%	4.18%
4. Approval of additional 10% placement capacity	Special	373,813,572	52,830,576	20,135,945	2,683,055	N/A			Carried
		83.67%	11.82%	4.51%
5. Approval of grant of performance rights to Mr Grant Chamberlain	Ordinary	298,444,769	47,716,662	9,909,192	7,510,978	N/A			Carried
		83.82%	13.40%	2.78%
6. Approval of grant of performance rights to Mr Marc Voigt	Ordinary	298,272,289	50,115,860	9,961,692	5,231,760	N/A			Carried
		83.23%	13.99%	2.78%
7. Change of Company name	Special	406,259,325	16,977,195	19,406,793	6,819,835	N/A			Carried
		91.78%	3.84%	4.38%
8. Ratification of previous Share and Warrant issue	Ordinary	296,649,794	8,207,974	20,939,694	5,215,835	N/A			Carried
		91.05%	2.52%	6.43%
9. Approval of termination benefits for eligible executives	Ordinary	280,002,446	54,972,807	13,492,986	15,113,362	N/A			Carried
		80.35%	15.78%	3.87%

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.